SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
 Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (Amendment No. 4)
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                              DAVE & BUSTER'S, INC.
                       (Name of Subject Company (Issuer))
        D&B ACQUISITION SUB, INC.                  D&B HOLDINGS I, INC.
        INVESTCORP, S.A.                           DAVE & BUSTER'S, INC.
        DAVID O. CORRIVEAU                         JAMES W. CORLEY
        WALTER S. HENRION                          WILLIAM C. HAMMETT, JR.

                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                          (including associated rights)
                         (Title of Class of Securities)

                                    23833N104
                      (CUSIP Number of Class of Securities)

                                   Simon Moore
                                    President
                            D&B Acquisition Sub, Inc.
                         c/o Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 351-4000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                            E. Michael Greaney, Esq.
                             Sean P. Griffiths, Esq.
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 351-4000

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                            CALCULATION OF FILING FEE
================================================================================
  Transaction Valuation*                            Amount of Filing Fee
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  $ 146,532,792.00                                  $ 13,481.02
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock") of Dave & Buster's, Inc., a Missouri corporation (the "Company"), including the associated rights (the "Rights" and together with the "Common Stock" the "Shares"), at a price per Share of $12.00 in cash, less 1,058,545 Shares owned by stockholder who have agreed not to tender their Shares.

    x Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:$13,481.02      Filing Party:   D&B Acquisition Sub, Inc.
Form or Registration No.:              Date Filed:     June 4, 2002
                    Schedule TO-T

     Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


     Check the appropriate boxes to designate any transactions to which this statement relates:


    x    third party tender offer                   x  going-private transaction
         subject to Rule 14d-1                         subject to Rule 13e-3

         issuer tender offer                           amendment to Schedule 13D
         subject to Rule 13e-4                         under Rule 13d-2
    Check the following box if the filing is a final amendment reporting the
results of the tender offer.     x

     This Amendment No. 4 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Initial Filing") filed with the Securities and Exchange Commission (the "SEC") on June 4, 2002, by D&B Acquisition Sub, Inc., a Missouri corporation ("Purchaser"), as amended by Amendment No. 1 to Schedule TO filed with the SEC on June 26, 2002 ("Amendment No. 1"), Amendment No. 2 to Schedule TO filed with the SEC on June 28, 2002 and Amendment No. 3 to Schedule TO filed with the SEC on July 3, 2002 (as amended and supplemented, the "Schedule TO"), and the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on June 4, 2002 (as amended and supplemented, the "Schedule 13E-3") by Purchaser, D&B Holdings I, Inc., a Delaware corporation ("Parent"), Investcorp, S.A., a Luxembourg corporation, Dave & Buster's, Inc., a Missouri corporation (the "Company"), David O. Corriveau, James W. Corley, Walter S. Henrion and William C. Hammett. The Schedule TO and Schedule 13E-3 relate to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 (the "Common Stock"), of the Company, including associated rights (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions contained in the Offer to Purchase, dated June 4, 2002, as amended by Amendment No. 1 (the "Offer to Purchase"), and in the related Letter of Transmittal dated June 4, 2002 (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibits
(a)(1) and (a)(2), respectively, to both the Schedule TO and the Schedule 13E-3.

     Unless otherwise stated below, the information set forth in the Offer to Purchase (including all schedules thereto) is hereby expressly incorporated herein by reference in response to all items of this Schedule TO. You should read this Amendment No. 4 to Schedule TO together with the Schedule TO and the
Schedule 13E-3. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

     ITEM 11. Additional Information.

     Item 11 of the Schedule TO is hereby supplemented by including the following:

     The Offer expired on July 9, 2002 at 5:00 p.m. New York City time. The Minimum Tender Condition was not satisfied and the Offer has been terminated. No Shares were accepted for payment or paid for pursuant to the Offer, and all Shares previously tendered will be returned promptly to stockholders of Dave & Buster's who have validly tendered and not withdrawn their Shares.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2002

                                      D&B ACQUISITION SUB, INC.


                                      By:      /s/  Simon Moore
                                               ------------------------------
                                               Name: Simon Moore
                                               Title: President



                                       D&B HOLDINGS I, INC.


                                       By:      /s/  Simon Moore
                                               ------------------------------
                                               Name: Simon Moore
                                               Title: President



                                       INVESTCORP, S.A.


                                       By:      /s/  Gary Long
                                               ------------------------------
                                               Name: Gary Long
                                               Title: Authorized Executive



                                       DAVE & BUSTER'S, INC.


                                       By:      /s/  David O. Corriveau
                                               ------------------------------
                                               Name: David O. Corriveau
                                               Title: President



                                      /s/  David O. Corriveau
                                      ---------------------------------------
                                      David O. Corriveau


                                      /s/  James W. Corley
                                      ---------------------------------------
                                      James W. Corley


                                      /s/  Walter S. Henrion
                                      ---------------------------------------
                                      Walter S. Henrion



                                      /s/  William C. Hammett, Jr.
                                      ---------------------------------------
                                      William C. Hammett, Jr.